Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements of Seadrill Limited (“Seadrill” or the “Company”) and the accompanying explanatory notes (the “Pro Forma Financial Information”) have been prepared to illustrate the following transactions that have been completed since January 1, 2022, but have not been included in the results of operations for the entire period presented for the pro forma condensed combined statements of operations (collectively, the “Completed Transactions”):

•

Refinancing of Secured Debt: On July 27, 2023, Seadrill issued $500 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Notes”) in an offering (the “Offering”) conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

Subsequently, on August 8, 2023, the Company issued an additional $75 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Incremental Notes”). The Incremental Notes mature on August 1, 2030, and were issued at 100.75% of par.

The net proceeds from the issuance of the $575 million of 8.375% Senior Secured Second Lien Notes (the “Second Lien Notes”) were used to: (i) prepay in full the outstanding amounts under the existing secured debt facilities, entered into on February 23, 2022, upon emergence from Chapter 11 proceedings, and (ii) pay fees associated with exiting such secured debt facilities.

The existing secured debt facilities included (i) the $300 million term loan (the “Initial Term Loan”) and a $125 million revolving credit facility (the “Initial RCF”) and (ii) the $683 million secured second lien facility (the “Initial Second Lien”). The Initial Term Loan and Initial RCF, if drawn, bore interest at a margin of 7% per annum plus the secured overnight financial rate facility (“SOFR”) (and any applicable credit adjustment spread). The Initial Second Lien bore interest at a total margin of 12.5% per annum plus SOFR (and any applicable credit adjustment spread). At July 27, 2023, the outstanding principal for the Initial Term Loan and Initial Second Lien, $175 million and $115 million, respectively, was prepaid in full with proceeds from the Second Lien Notes issuance. Further, the Initial RCF had not been drawn.

In addition, on July 11, 2023, Seadrill Ltd., along with its subsidiary, Seadrill Finance Limited, established a new Senior Secured Revolving Credit Facility (the “RCF”). The commitments under the RCF, which carries a five-year term, became available for drawdown on July 27, 2023, following the issuance of the Second Lien Notes and repayment of Seadrill’s existing facilities. The RCF permits borrowings of up to $225 million in revolving credit for working capital and other corporate purposes and includes an ‘accordion feature’ allowing Seadrill to increase this limit by up to an additional $100 million subject to agreement from the lenders. It also includes a provision for issuing letters of credit up to $50 million. The RCF incurs interest at a rate equal to a specified margin plus the SOFR. Seadrill is required to pay a quarterly commitment fee on any unused portion of the revolving credit.

The Company incurred issuance costs of approximately $26 million associated with the refinancing.

As a result of the Company’s refinancing (“Debt Refinancing”), the higher interest debt facilities entered into on February 23, 2022, upon emergence from Chapter 11 proceedings, were repaid in full and replaced with the more favorable Secured Second Lien Notes due 2030 at a lower rate of 8.375%.

•

Business Combination: On April 3, 2023 (the “Closing Date”), pursuant to the definitive merger agreement, dated December 22, 2022 (the “Merger Agreement”), by and among Seadrill, Seadrill Merger Sub, LLC, a Marshall Islands limited liability company, wholly owned subsidiary of Seadrill (“Merger Sub”), and Aquadrill LLC, a Marshall Islands limited liability company (“Aquadrill”), Aquadrill merged with and into Merger Sub (the “Merger” or the “Business Combination”) with Aquadrill surviving the Merger as a wholly owned subsidiary of Seadrill. Pursuant to the Merger Agreement, Aquadrill unitholders received (i) 29.9 million Seadrill common shares, (ii) cash consideration of $1 million, and (iii) $30 million settled by tax withholding in lieu of common shares. The Merger is accounted for as a business combination pursuant to Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), where Seadrill is the accounting acquirer. Under the acquisition method of accounting, the assets and liabilities of Aquadrill and its subsidiaries were recorded at their respective fair values as of the Closing Date. The purchase price allocation is based on preliminary estimates and assumptions, which are subject to change for up to one year after the Closing Date as Seadrill finalizes the valuation of the assets acquired, the liabilities assumed and the related tax balances as of the Closing Date. Such adjustments could be material.

•

Seadrill Reorganization: On February 22, 2022 (the “Effective Date”), Seadrill concluded its comprehensive restructuring process and emerged from bankruptcy reorganization under Chapter 11 (the “Seadrill Reorganization”).

•

Paratus Energy Services Limited (“PES”) Sale: On October 26, 2021, Seadrill New Finance Limited and its subsidiaries (formerly “NSNCo” and now “PES”) were classified as a discontinued operation following the Bankruptcy Court’s approval of a proposed sale of 65% of Seadrill’s equity interest in PES to its lenders. The sale was conducted as part of Seadrill’s comprehensive restructuring and was completed on January 20, 2022. On February 24, 2023, Seadrill sold the remaining 35% equity interest, collectively the “PES Sale”. In connection with the PES Sale, on March 14, 2023, the Company provided each of PES and SeaMex Holdings Ltd (“SeaMex Holdings”) with a termination notice regarding (i) the Master Services Agreement by and between PES and Seadrill Management Ltd (“SML”), dated January 20, 2022 (the “Paratus MSA”), and (ii) the Master Services Agreement by and among SeaMex Holdings, certain operating companies party thereto and SML, dated January 20, 2022 (the “SeaMex MSA”), respectively. The Paratus MSA terminated on July 12, 2023 (subject to certain transitional services being provided), and the SeaMex MSA was terminated on September 10, 2023 (subject to certain transitional services being provided). The Company does not believe these terminations will have a material effect on the financial condition of Seadrill.

•

Sale of Jackup Units: On October 18, 2022, Seadrill sold the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia to ADES Arabia Holding Ltd. (“ADES”). The Jackup Sale caused immediate cash repayment obligations under the Initial Second Lien. The repayment obligations, contractually referred to as mandatory payments, were based on the proceeds received and resulted in a minimum payment of $204 million, comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest.

The Pro Forma Financial Information has been prepared under the following assumptions:

•

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023 and the year ended December 31, 2022 assume that the transactions had occurred on January 1, 2022. The impacts from the Seadrill Reorganization, PES Sale and Jackup Sale have already been reflected in the historical consolidated statement of operations of Seadrill for the nine months ended September 30, 2023 and therefore no pro forma statement of operations adjustments were made for the respective interim period.

•

The impacts from the Completed Transactions have already been reflected in the historical consolidated balance sheet of Seadrill as of September 30, 2023 and therefore a pro forma balance sheet is not included herein.

The Pro Forma Financial Information presented herein is provided for informational and illustrative purposes only and is not necessarily indicative of the financial results that would have been achieved had the transactions occurred on the dates assumed, nor is this pro forma financial information necessarily indicative of the operations results in future periods. The pro forma adjustments are based on currently available information and certain assumptions that Seadrill believes are reasonable and factually supportable. The Pro Forma Financial Information should be read in conjunction with the following:

•

The audited historical consolidated financial statements and notes of Seadrill as of December 31, 2022 and December 31, 2021 and for each of the three years ended December 31, 2022 included in Seadrill’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2023, incorporated by reference herein.

•

The unaudited historical consolidated financial statements and notes of Seadrill included in Seadrill’s Report on Form 6-K as of September 30, 2023 and December 31, 2022 and for the nine months ended September 30, 2023 and 2022 filed with the SEC on November 27, 2023, and incorporated by reference herein.

•

The audited historical consolidated financial statements and notes of Aquadrill as of December 31, 2022 and December 31, 2021 and for each of the two years ended December 31, 2022 included in Seadrill’s Form 6-K filed with the SEC on May 12, 2023, and incorporated by reference herein.

•

The unaudited historical consolidated financial statements and notes of Aquadrill as of March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and 2022 included in Seadrill’s Form 6-K filed with the SEC on June 21, 2023, and incorporated by reference herein.

Seadrill Limited

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2023

(In $ millions, except per share data)	Seadrill Historical		Aquadrill Historical (Note 2)	Merger		Debt Refinancing		Pro Forma Combined
Operating revenues
Contract revenues	839		77	—		—		916
Reimbursable revenues	26		1	—		—		27
Management contract revenues	198		—	—		—		198
Other revenues	31		—	—		—		31

Total operating revenues	1,094		78	—		—		1,172
Operating expenses
Vessel and rig operating expenses	(485)		(59)	—		—		(544)
Reimbursable expenses	(23)		(1)	—		—		(24)
Depreciation and amortization	(112)		(5)	(46)	3m	—		(163)
Management contract expense	(142)		—	—		—		(142)
Merger and integration related expenses	(21)		(3)	—		—		(24)
Selling, general and administrative expenses	(48)		(5)	—		—		(53)

Total operating expenses	(831)		(73)	(46)		—		(950)
Other operating items
Gain on disposals	14		—	—		—		14

Total other operating items	14		—	—		—		14

Operating profit	277		5	(46)		—		236
Financial and other non-operating items
Interest income	22		—	—		—		22
Interest expense	(44)		—	—		1	3n	(43)
Share in results from associated companies (net of tax)	27		—	—		—		27
Other financial items	(19)		—	—		10	3o	(9)

Total financial and other non-operating items, net	(14)		—	—		11		(3)

Profit before income taxes	263		5	(46)		11		233
Income tax expense	(36)		(4)	—		—		(40)

Profit from continuing operations	227		1	(46)		11		193

EPS: continuing operations ($)
Basic	2.84							2.42
Diluted	2.75							2.34
Weighted-average shares outstanding
Basic	80	3f						80
Diluted	83	3f						83

Seadrill Limited

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2022

	Seadrill Reorganization
(In $ millions, except per share data)	Predecessor Company Period from January 1, 2022 through February 22, 2022	Successor Company from February 23, 2022 through December 31, 2022	Aquadrill Historical (Note 2)	Reorganization		Fresh Start		PES Sale		Jackup Sale		Merger		Debt Refinancing		Pro Forma Combined
Operating revenues
Contract revenues	124	574	190	—		—		—		—		—		—		888
Reimbursable revenues	4	27	8	—		—		—		—		—		—		39
Management contract revenue	36	203	—	—		—		—		—		(4)	3l	—		235
Other revenues	5	39	—	—		—		—		—		—		—		44

Total operating revenues	169	843	198	—		—		—		—		(4)		—		1,206
Operating expenses
Vessel and rig operating expenses	(76)	(445)	(213)	(15)	3a	—		—		—		4	3l	—		(745)
Reimbursable expenses	(4)	(24)	(7)	—		—		—		—		—		—		(35)
Depreciation and amortization	(17)	(135)	(16)	1	3b	1	3g	—		—		(12)	3m	—		(178)
Management contract expense	(31)	(148)	—	—		—		—		—		—		—		(179)
Merger and integration related expenses	—	(3)	(2)	—		—		—		—		—		—		(5)
Selling, general and administrative expenses	(6)	(54)	(21)	—		—		—		—		—		—		(81)

Total operating expenses	(134)	(809)	(259)	(14)		1		—		—		(8)		—		(1,223)
Other operating items
Gain on disposals	2	1	27	—		—		—		—						30

Total other operating items	2	1	27	—		—		—		—		—		—		30

Operating profit/(loss)	37	35	(34)	(14)		1		—		—		(12)		—		13
Financial and other non-operating items
Interest income	—	14	1	—		—		—		—		—		—		15
Interest expense	(7)	(98)	—	(9)	3c	—		—		21	3k	—		37	3n	(56)
Share in results from associated companies	(2)	(2)	—	—		—		11	3i	—		—		—		7
Gain/(loss) on derivative and foreign exchange	9	8	(2)	—		—		—		—		—		—		15
Reorganization items, net	3,683	(15)	(1)	(3,514)	3d	(266)	3h	112	3j	—		—		—		(1)
Other financial and non-operating items	21	(5)	—	(24)	3e	—		—		—		—		(10)	3o	(18)

Total financial and other non-operating items	3,704	(98)	(2)	(3,547)		(266)		123		21		—		27		(38)

Profit/(loss) before income taxes	3,741	(63)	(36)	(3,561)		(265)		123		21		(12)		27		(25)
Income tax (expense)/benefit	(2)	(10)	5	—		—		—		—		—		—		(7)

Profit/(loss) from continuing operations	3,739	(73)	(31)	(3,561)		(265)		123		21		(12)		27		(32)

Basic/Diluted EPS: continuing operations ($)	37.25	(1.46)														(0.40)
Weighted-average shares outstanding, Basic/Diluted	100	50		(50)	3f							30	3f			80

Notes to the Pro Forma Financial Information

Note 1: Basis of Presentation

The Pro Forma Financial Information has been prepared by Seadrill in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the transactions. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, otherwise known as Management’s Adjustments. Seadrill has elected not to present Management’s Adjustments as the Company is continuing to evaluate the realizability of synergies including timing and cost to achieve.

Seadrill adopted fresh start accounting in accordance with ASC Topic 852, Reorganizations (“ASC 852”), upon the emergence from reorganization under Chapter 11, resulting in reorganized Seadrill becoming the successor entity (“Successor”) for financial reporting purposes. In accordance with ASC 852, with the application of fresh start accounting, Seadrill allocated reorganization values to individual assets based on estimated fair values in conformity with ASC 805. Liabilities subject to compromise of the predecessor of Seadrill (“Predecessor”) were either reinstated or extinguished as part of the reorganization. Refer to Note 3 for the results of the Seadrill Reorganization for the year ended December 31, 2022.

The historical financial statements of Seadrill and Aquadrill were prepared in accordance with generally accepted accounting principles in the United States and shown in U.S. dollars. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023 and the year ended December 31, 2022 assumes that the transactions had occurred on January 1, 2022. The impacts from the Seadrill Reorganization, PES Sale and Jackup Sale have already been reflected in the historical consolidated statement of operations of Seadrill for the nine months ended September 30, 2023 and therefore no pro forma statement of operations adjustments were made for the respective interim period. Additionally, Aquadrill’s results of operations for the six months ended September 30, 2023 are included in Seadrill’s historical results for the nine months ended September 30, 2023.

Note 2: Reclassifications

The reclassifications presented below were made as a result of the Business Combination to conform Aquadrill’s historical financial information to Seadrill’s presentation.

Reclassifications included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2023

		March 31, 2023 (in $ millions) Presentation Reclassifications
Aquadrill Presentation	Amount			Amount	Seadrill Presentation
Operating revenues					Operating revenues
Contract revenues	77	—		77	Contract revenues
Reimbursable revenues	1	—		1	Reimbursable revenues

Total operating revenues	78	—		78	Total operating revenues
Operating expenses					Operating expenses
Vessel and rig operating expenses	(59)	—		(59)	Vessel and rig operating expenses
Reimbursable expenses	(1)	—		(1)	Reimbursable expenses
Depreciation	(5)	—		(5)	Depreciation and amortization
	—	(3)	a	(3)	Merger and integration related expenses
Selling, general and administrative expenses	(8)	3	a	(5)	Selling, general and administrative expenses

Total operating expenses	(73)	—		(73)	Total operating expenses
Other operating items					Other operating items
Gain on sale of assets	—	—		—	Gain on disposals

Total other operating items	—	—		—	Total other operating items

Operating income	5	—		5	Operating profit

Financial and other items					Financial and other non-operating items
Foreign currency exchange loss	—	—		—	Foreign exchange loss
Interest income	—	—		—	Interest income
Restructuring and other expenses	—	—		—	Other financial items

Total financial items, net	—	—		—	Total financial and other non-operating items, net
Income before income taxes	5	—		5	Profit before income taxes

Income tax expense	(4)	—		(4)	Income tax expense

Net income	1	—		1	Profit from continuing operations

a.	Selling, general, and administrative expenses – To reclassify selling, general, and administrative expenses in the amount of $3 million to merger and integration related expenses.

Reclassifications included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022

		December 31, 2022 (in $ millions)
Aquadrill Presentation	Amount	Presentation Reclassifications		Amount	Seadrill Presentation
Operating revenues					Operating revenues
Contract revenues	190	—		190	Contract revenues
Reimbursable revenues	8	—		8	Reimbursable revenues

Total operating revenues	198	—		198	Total operating revenues
Operating expenses					Operating expenses
Vessel and rig operating expenses	(213)	—		(213)	Vessel and rig operating expenses
Reimbursable expenses	(7)	—		(7)	Reimbursable expenses
Depreciation	(16)	—		(16)	Depreciation and amortization
	—	(2)	a	(2)	Merger and integration related expenses
Selling, general and administrative expenses	(23)	2	a	(21)	Selling, general and administrative expenses

Total operating expenses	(259)	—		(259)	Total operating expenses
Other operating items					Other operating items
Gain on sale of assets	27	—		27	Gain on disposals

Total other operating items	27	—		27	Total other operating items

Operating loss	(34)	—		(34)	Operating loss

Financial and other items					Financial and other non-operating items
Foreign currency exchange loss	(2)	—		(2)	Loss on derivative and foreign exchange
Interest income	1	—		1	Interest income
Restructuring and other expenses	(1)	—		(1)	Reorganization items, net

Total financial items, net	(2)	—		(2)	Total financial and other non-operating items
Loss before income taxes	(36)	—		(36)	Loss before income taxes

Income tax benefit	5	—		5	Income tax benefit

Net loss	(31)	—		(31)	Loss from continuing operations

a.	Selling, general, and administrative expenses – To reclassify selling, general, and administrative expenses in the amount of $2 million to merger and integration related expenses.

Note 3: Unaudited Pro Forma Combined Statements of Operations

Reorganization Adjustments

a.

Vessel and rig operating expenses – In conjunction with the Seadrill Reorganization, the Company entered into an amended lease agreement with SFL Corporation Ltd. (“SFL”) for the West Linus drilling unit. Prior to the amendment, this lease was classified as a finance lease and, as a result of the modification, was reclassified as an operating lease. The adjustment below reflects the operating lease expense associated with the modification and reversal of the gain on extinguishment of previously accrued operating costs on the Effective Date.

(In $ millions)	Year ended December 31, 2022
West Linus operating lease expense	(3)
Reversal of gain on release of previously accrued operating costs extinguished on the Effective Date	(12)

Total adjustment to Vessel and rig operating expenses	(15)

b.	Depreciation and amortization – Reflects the removal of the historical depreciation expense associated with the modification of the lease for the West Linus drilling unit.

c.

Interest expense – Reflects the adjustment to remove the historical interest expense for the Predecessor debt instruments and unwind on the SFL leases, and to record the interest expense associated with the debt instruments entered into upon emergence from Chapter 11 proceedings. The pro forma adjustments to interest expense were calculated as follows:

(In $ millions)	Year ended December 31, 2022
Write-off of Predecessor interest expense	7
Pro forma interest expense on the Initial Term Loan	(3)
Pro forma interest expense on the Initial Second Lien	(13)
Pro forma interest expense on the convertible bonds	(1)
Amortization of debt premium	1

Total adjustment to Interest expense	(9)

Assuming an increase in interest rates on the debt instruments of 1/8%, pro forma interest would increase by nil for the period from January 1, 2022 through February 22, 2022. The interest rates used for the purposes of calculating pro forma interest expenses for the Initial Term Loan, Initial Second Lien, and convertible bonds were 7.94%, 13.44%, and 6.96% respectively.

d.

Reorganization items, net – Reflects the removal of reorganization items which represent charges directly attributable to the bankruptcy. The balance excludes the fresh start valuation adjustments which are described in Note 3h below.

(In $ millions)	Year ended December 31, 2022
Pre-tax gain on settlement of liabilities subject to compromise	(3,589)
Advisory and professional fees	59
Expense of Predecessor directors and officers insurance policy	17
Interest income on surplus cash	(1)

Total adjustment to Reorganization items, net	(3,514)

e.

Other financial and non-operating items – In conjunction with the Seadrill Reorganization, the accrual related to the Dalian yard postponement was extinguished. The adjustment reflects the reversal of the gain on extinguishment of $24 million which is directly attributable to the bankruptcy and is not representative of the Successor.

f.

Basic/Diluted Weighted Average Shares Outstanding – The calculation of basic and diluted weighted average shares outstanding assumes that the shares issued relating to the Merger have been outstanding for the entire period presented. Thus, the shares issued relating to the Merger shown in the basic and diluted weighted average shares outstanding figure in the table below are assumed to have been outstanding since January 1, 2022. Seadrill has recognized the effects of the Merger as of the Closing Date in its historical financial statements, including the effects to basic and diluted weighted average shares outstanding. In addition to the Merger, the basic and diluted weighted average shares outstanding have been adjusted to reflect the cancellation of the Predecessor equity and issuance of 50 million Successor common shares, which reduced the weighted-average common shares outstanding by 50 million.

(In $ millions)	Nine months ended September 30, 2023	Year ended December 31, 2022
Seadrill weighted average shares outstanding	80	100
Cancellation of Predecessor equity	—	(100)
Issuance of Successor common stock	—	50
Seadrill shares issued to Aquadrill shareholders	—	30

Total pro forma weighted average shares outstanding - basic/diluted (1)	80	80
Dilutive impact of Seadrill’s pre-transaction convertible bond	3	—

Adjusted pro forma weighted average shares outstanding - diluted (2)	83	80

(1)

For the year ended December 31, 2022, the adjusted historical statement of operations shows a net loss. As a result, diluted loss per share is the same as basic, as any dilutive securities would reduce loss per share.

(2)	If exercised, the convertible bond would increase common shares in an amount equal to approximately 3% of the fully-diluted pro forma common shares outstanding.

Fresh Start Adjustments

g.

Depreciation and amortization – Reflects the pro forma decrease in depreciation and amortization expense based on new asset values and useful lives for drilling units and revaluation of drilling and management contracts as a result of adopting fresh start accounting. The pro forma adjustments to depreciation and amortization expense were calculated as follows:

(In $ millions)	Year ended December 31, 2022
Write-off of Predecessor depreciation expense on drilling units	16
Pro forma depreciation expense on drilling units	(13)
Pro forma amortization of drilling and management contracts	(2)

Total adjustment to Depreciation and amortization	1

h.	Reorganization items, net – Remove the cumulative effect of the fresh start accounting adjustments of $266 million.

PES Sale Adjustments

i.	Share in results from associated companies – Reflects the removal of the Successor’s remaining 35% investment in PES.

j.	Reorganization items, net – Reflects the removal of the loss on deconsolidation of PES which represents a charge directly attributable to the NSNCo restructuring reflected in the Predecessor period.

Jackup Sale Adjustments

k.

Interest expense – In conjunction with the Jackup Sale, a mandatory payment was required on the Initial Second Lien, entered into upon emergence from Chapter 11 proceedings. This adjustment reflects the removal of Successor and Predecessor interest expense related to the mandatory payment.

(In $ millions)	Year ended December 31, 2022
Removal of Successor Initial Second Lien interest expense related to Jackup Sale	17
Removal of Predecessor Initial Second Lien interest expense related to Jackup Sale	4

Total adjustment to Interest expense	21

Merger Adjustments

l.

Management contract revenues and Vessel and rig expenses – Reflects the elimination of the preexisting relationship between Seadrill and Aquadrill which related to the Global Services Agreement and other service arrangements. Upon the close of the Business Combination, Seadrill and Aquadrill became a combined company and intercompany relationships were eliminated.

(In $ millions)	Nine months ended September 30, 2023	Year ended December 31, 2022
Seadrill contract revenue removal	—	(4)
Aquadrill contract expense removal	—	4

Total adjustment to remove preexisting relationships	—	—

m.

Depreciation and amortization – Reflects the increase in depreciation and amortization expense based on preliminary asset values and useful lives for drilling units and preliminary contract related intangibles as a result of the Merger. The pro forma adjustments to depreciation and amortization expense were calculated as follows:

(In $ millions)	Nine months ended September 30, 2023	Year ended December 31, 2022
Removal of Aquadrill pre-combination historical depreciation expense	5	16
Removal of Aquadrill post-combination historical depreciation and amortization expense	1	—
Depreciation expense for fair value of drilling units (1)	(52)	(70)
Amortization expense for unfavorable contract liabilities, net	—	42

Total adjustment to Depreciation and amortization	(46)	(12)

(1)

Drilling units less estimated residual value are depreciated using the straight-line basis over their estimated remaining useful lives. The preliminary estimated remaining useful lives for the acquired drilling units range from 15 to 21 years.

Debt Refinancing Adjustments

n.

Interest expense – Reflects the decrease in interest expense primarily due to the removal of the Initial Term Loan and Initial Second Lien expense and recording the expense related to the Second Lien Notes. The pro forma adjustments to interest expense were calculated as follows:

(In $ millions)	Nine months ended September 30, 2023	Year ended December 31, 2022
Removal of Successor historical Initial Term Loan interest expense	12	14
Removal of Successor historical Initial Second Lien interest expense	16	61
Removal of Successor guarantees and commission fees	3	3
Removal of Predecessor pro forma Initial Term Loan interest expense (Note 3c)	—	3
Removal of Predecessor pro forma Initial Second Lien interest expense (Note 3c & 3k)	—	9
Removal of Predecessor pro forma Initial Second Lien premium amortization (Note 3c)	—	(1)
Second Lien Notes interest expense	(28)	(48)
Issuance cost amortization (1)	(2)	(4)

Total adjustment to Interest expense	1	37

(1)	Issuance costs for the Second Lien Notes and RCF are amortized over 7 years and 5 years, respectively.

o.

Other financial items – Reflects the removal of make-whole premium expense on Initial Term Loan prepayment from the nine months ended September 30, 2023 and records the make-whole premium expense on the Initial Term Loan prepayment to the year ended December 31, 2022 as though the Debt Refinancing had occurred on January 1, 2022.